February 2008
Pricing Sheet dated February 22, 2008 relating to
Preliminary Pricing Supplement No. 495 dated January 25, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities
PLUS based on the S&P GSCITM Agricultural Index—Excess Return due March 20, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – FEBRUARY 22, 2008
Issuer:	Morgan Stanley
Maturity date:	March 20, 2009
Underlying index:	S&P GSCITM Agricultural Index—Excess Return
Aggregate principal amount:	$17,146,000
Payment at maturity per PLUS:	If final index value is greater than initial index value,
$1,000 + leverage upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.
Leverage upside payment:	$1,000 x the upside leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	96.13866, the official settlement price of the underlying index on the pricing date
Final index value:	The official settlement price of the underlying index on the index valuation date
Index valuation date:	March 13, 2009, subject to adjustment for certain market disruption events
Upside leverage factor:	200%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$1,250 (125% of the stated principal amount)
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	February 22, 2008
Original issue date:	February 29, 2008 (5 business days after the pricing date)
CUSIP:	6174462Z1
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	100%	1.5%	98.5%
Total	$17,146,000	$257,190	$16,888,810
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $995 per PLUS.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 495 dated January 25, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.